FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 31, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K except for the Auditor Review Report herein by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the third quarter of 2008.

2.  Reconciliation of Core Earnings to Operating Profit for the nine months ended September 30, 2008 and 2007 (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2008 (attached as Exhibit 99.2 herto).

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

SEK: Interim report 3

Strengthened market position and improved results

•                  Core Earnings for the first nine months 2008 amounted, after impairments, to Skr 464.0 million (396.0)

•                  Operating profit (IFRS) amounted, after impairments, to Skr 556.8 million (371.8)

•                  The volume of new customer financing solutions totaled Skr 41.2 billion (37.8)

•                  Increase in the volume of export credits and lending to the financial sector

•                  Successful borrowing totaling Skr 68.1 billion (85.1)

2008

For the period

01/01/08 – 30/09/08

Download the report at www.sek.se

Report description

Other interim reports, company presentations and business reports for 2007 are also available. All reports can be found at www.sek.se.

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to secure access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

FINANCIAL HIGHLIGHTS

Amounts (other than %) in mn	September 30, 2008 USD*		September 30, 2008 Skr		September 30, 2007 Skr		December 31, 2007 Skr
Results
Core Earnings (1)	68		464.0		396.0		533.6
Pre-tax return on equity (Core Earnings) (2)	13.6%		13.6%		12.6%		12.7%
After-tax return on equity (Core Earnings) (2)	9.8%		9.8%		9.1%		9.2%
Operating profit (IFRS) (3)	82		556.8		371.8		506.9
Pre-tax return on equity (IFRS) (2)	16.5%		16.5%		11.7%		11.9%
After-tax return on equity (IFRS) (2)	11.9%		11.9%		8.4%		8.6%
Customer operations
New customer financing solutions	6,083		41,242		37,757		56,826
of which offers for new credits accepted by borrowers	5,936		40,244		35,116		53,143
Credits, outstanding and undisbursed	22,043		149,453		119,990		131,741
Borrowing
New long-term borrowings	11,052		68,076		85,114		107,970
Outstanding senior debt	41,535		281,607		235,633		269,452
Outstanding subordinated debt	489		3,312		2,934		3,040
Total assets	48,139		326,384		269,677		297,259
Capital
Capital adequacy ratio, including Basel-I-based additional requirements	9.4	%(6)	9.4	%(6)	9.4	%(6)	8.9	%(6)
Capital adequacy ratio, excluding Basel-I-based additional requirements	15.4	%(5)	15.4	%(5)	18.3	%(5)	17.1	%(5)
Adjusted capital ratio adequacy, excluding Basel-I-based additional requirements	16.5	%(5)	16.5	%(5)	19.8	%(5)	18.5	%(5)

The definitions of the Financial Highlights are included in Note 13.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at September 30 and December 31, and in matters of flows, amounts refer to the nine-month period which ended on September 30 and the twelve-month period which ended on December 31, respectively. Amounts within parentheses refer to the same date, in matters concerning positions, and the same period, in matters of flows, the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ)” to its company name.

Statement by the President

Cooperation in the interest of Sweden

During the first nine months SEK has experienced continued increased demand for long-term financing, and the volume of new customer financing solutions rose by Skr 3.4 billion, or 9 per cent, compared with the same period of the previous year. Core earnings improved by 17 per cent and totalled Skr 464.0 million after impairments. Impairments totalled Skr 295 million. The strengthened results are due primarily to an increase in net interest earnings.

A large part of the Swedish export industry is continuing to do well, despite the crisis that is now affecting the world’s financial markets and the liquidity shortage. Developing countries, especially those in Asia, are continuing to develop strongly, with increasingly greater purchasing power and increasingly modern and developed infrastructure. Meanwhile, we at SEK continue to develop our offering to customers, particularly our ability to offer financing in local currencies in developing economies. At the beginning of July SEK became one of only a few foreign operators to be granted permission to issue bonds in Thai baht on the Thai market. This is important for Swedish companies that want to make investments in Thailand.

In mid-September the financial market crisis escalated when the investment bank Lehman Brothers filed for bankruptcy protection and lending between banks largely ceased. Meanwhile, most large international banks have reduced their activities in the Scandinavian market, making it much more difficult for Swedish exporters to obtain long-term financing and therefore leading increasing numbers of them to turn to SEK.

However, SEK cannot single-handedly manage the increased demand for financing now coming from Swedish export companies. Our liquidity is high but our balance sheet is limited, as is our risk capacity. Meanwhile, the Swedish banks still have a relatively high risk capacity, which means that together we can support Swedish companies much more effectively than we could if each of us acted alone.

It is currently difficult for most countries’ export industries to borrow money. If, together with the Swedish banks, SEK can provide Swedish companies with access to long term financing, the crisis could lead to the Swedish export industry being able to further increase its market share.

The important thing now is to do what is right for Sweden and, in the long term, its prosperity, which is in the interests of everyone in Sweden.

Peter Yngwe

President

High demand for long-term financing

The crisis that has affected the world’s financial markets has resulted in major difficulties for companies to obtain financing from banks and other parties. This has led to a significant increase in demand for SEK’s financing solutions, which has resulted in an increase in business volumes and a strengthened market position for SEK.

SEK’s mission of ensuring access to financial solutions for the Swedish export industry has become all the more important as the crisis in the global financial markets has further deteriorated. The volume of new customer financing solutions for the first nine months of the year increased by Skr 3.4 billion to Skr 41.2 billion. It is primarily export credits and loans to the financial sector that have experienced strong growth during the year, together amounting to Skr 29.9 billion. The increase to the financial sector contributed indirectly to funding of small and medium-sized enterprises.

Many of the international banks, which previously accounted for a major share of long-term financing for the largest Swedish exporters, have reduced their activities in Scandinavian market in the wake of the financial crisis. This has resulted in increasing numbers of companies turning to SEK for long-term financing. Owing to its high liquidity, SEK has been able to increase business volumes ant strengthen its position in the market.

Access to financing in local currency is an important competitive advantage for companies that want to make investments in developing markets. Over the period SEK’s emerging markets business area, EMMA, has expanded the possibilities for SEK to provide export companies with access to financing in local currencies, and SEK can now also support companies with financing in Brazilian real, Kazakh tenge and Romanian leu.

SEK’s new business area Trade Finance has enjoyed a good start, arranging, and assisting with, trade guarantees and short term trade financing for a number of leading Swedish export companies.

SEK Financial Advisors, which is part of SEK’s advisory business, has successfully completed an extensive project to develop the treasury function for one of Europe’s leading paper merchants, Papyrus.

New customer financing solutions

(Skr billion)

	Jan-Sep, 2008	Jan-Sep, 2007

Export credits	16.6	10.6
Other lending to exporters	6.9	5.4
Lending to other corporates	1.5	5.6
Lending to the public sector	1.9	9.3
Lending to the financial sector	13.3	4.2
Syndicated customer transactions	1.0	2.7
Total	41.2	37.8

New customer financing solutions by sector

(excluding syndicated customer transactions)

New customer financing solutions

Long-term loans (Skr billion)

Active and reliable borrowing

Despite the turmoil and very low liquidity in the international markets, SEK has remained successful in its borrowing, especially in the Japanese and U.S. retail bond markets.

New borrowing amounted to Skr 68.1 billion for the first nine months of the year, representing a Skr 17.0 billion decrease on the same period for the previous year. New borrowing in the third quarter amounted to Skr 16.3 billion. The Japanese and U.S. retail bond markets still account for the bulk of SEK’s new borrowing.

In July SEK issued its largest bond so far this year. This index-linked bond, issued in Japanese yen and arranged by Barclays, amounted to an equivalent of USD 400 million.

In mid-September the U.S. investment bank Lehman Brothers filed for bankruptcy protection. SEK had a number of derivative contracts with various units of Lehman Brothers as counterparties. All outstanding derivative contracts were settled under an ISDA agreement with collateral agreement. SEK’s work to replace the derivative contracts in question with new agreements with other counterparties has been carried out quickly and efficiently, while SEK has remained one of the most active parties on the structured capital market.

The financial crisis affecting the world’s capital markets has resulted in investors becoming very restrictive in their investments and looking for highly creditworthy parties.

In the third quarter SEK continued its success in the Swiss public capital market. A public five-year Swiss bond of CHF 250 million was increased by CHF 75 million during the quarter via an issue aimed at institutional investors.

New borrowing

Long-term borrowing (Skr billion)

Products, first nine months 2008

Markets, first nine months 2008

Comments to the financial accounts

Income statement

Performance measurement and return on equity	Jan - Sep,	Jan - Sep,
(Skr mn)	2008	2007
Core Earnings	464.0	396.0
Change in market valuation according to IFRS (Note 2)	92.8	-24.2
Operating profit (IFRS)	556.8	371.8

Pre-tax return on equity (Core Earnings)	13.6%	12.6%
After-tax return on equity (Core Earnings)	9.8%	9.1%
Pre-tax return on equity (IFRS)	16.5%	11.7%
After-tax return on equity (IFRS)	11.9%	8.4%

In addition to operating profit (IFRS), SEK discloses Core Earnings, which is equal  to operating profit before certain market valuation effects. Based on the functioning of SEK’s economic hedging, SEK believes that Core Earnings is better than operating profit in reflecting the economic results of SEK’s activities. The reason is that Core Earnings excludes valuation effects on items which pursuant to IFRS have to be accounted for at market value even though they are economically hedged.

Core Earnings

Core Earnings amounted to Skr 464.0 million (396.0), an increase by 17 percent. The increase in Core Earnings was mainly related to an increase in net interest revenues of Skr 380 million, related to improved margins and higher business volumes. The increase in business volumes was due to favorable market conditions for SEK as a result of the turbulent financial market conditions and due to the fact that SEK has a stable borrowing base in USD. The result has been affected of  impairments amounting to Skr 295 million (See section Recovered credit loss and impairment of financial assets and Note 3). Further the result was affected  by avoiding a negative earnings effect of  Skr 44 million due to the adoption of new regulations regarding the classification of financial assets.(See Note 1 and 2.)

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 556.8 million (371.8), an increase of 50 percent. Included in operating profit (IFRS) are  market valuation effects amounting to Skr 92.8 million   (-24.2) which are excluded from Core Earnings. The effects are mainly related to market valuation effects and to the mismatch that arises in operating profit (IFRS) due to the requirement to that certain derivatives be valued at market value, even though corresponding hedged items are measured at amortized cost. The increase was mainly caused by market valuation effects related to assets covered with credit default swaps and an increase in valuation effects related to large movements in short-term interest rates during the period. SEK believes that the latter valuation effects are temporary.

Net interest earnings

Net interest earnings totaled Skr 980.3 million (600.7), an increase of 63 percent. The increase was mainly due to increased average margins but also to increased average volumes in interest bearing securities as well as in credits.

The average volume of debt-financed assets totaled Skr 259 billion (227), an increase of 14 percent. The average margin thereon was 0.42 percent p.a. (0.27), an increase by 56 percent. The increase was due to favorable market conditions for SEK as a result of the turbulent financial market conditions and due to the fact that SEK has a stable borrowing base in USD.

Net results of financial transactions

In Core Earnings net results of financial transactions totaled Skr 25.7 million (1.8). The increase was mainly related to a reclassification of assets according to changed accounting principles implemented in October, but effective as from July 1, 2008. Assets previously accounted for at fair value in the trading portfolio have been reclassified to the loans and receivables category. The reclassification meant that SEK avoided a negative earnings effect on net results of financial transactions of Skr 44 million (see notes 1 and 2). Furthermore the results of financial transactions have been positively affected by the repurchase of bonds issued by SEK. In the current financial turmoil there has been an increase in such repurchase especially in structured issues.

In the operating profit (IFRS) additional valuation effects are added to the net results of financial transactions. These amounted to Skr 92.8 million (-24.2) and are related to other items in the balance sheet. The increase was mainly caused by market valuation effects related to assets hedged by credit default swaps where the increase in value of the credit default swaps was larger than the decrease in value of the underlying assets and to large movements in short-term interest rates during the period, mainly in the currencies EUR and USD. SEK believes the latter valuation effects are temporary and the result effect will be neutralized when market valuated short term instruments have matured.

Other

Administrative expenses totaled Skr 244.6 million (191.9), an increase of 27 percent. The increase is related to regulations and to expanding business activities.

Recovered credit loss and impairment of financial assets

An amount of Skr 4.5 million (0.0) has been recovered on an earlier reported credit loss. Impairment of financial assets amounted to Skr 295 million (0.0).Of that amount Skr 239 million (0.0) is related to an exposure to Glitnir Bank, and Skr 56 million (0.0) is related to a CDO. (See below.) SEK’s exposure to Icelandic banks consists of an exposure to Glitnir Bank amounting to the equivalent of approximately Skr 480 million (before impairment). No part of this exposure is denominated in Icelandic currency. At the date of this report there is a lack of information with regard to how the government of Iceland will act with regard to the lenders to Icelandic banks and with regard to the economic position of Glitnir Bank. Due to this lack of information and consequent uncertainty, an impairment charge has been recorded in an amount equal to 50 percent of outstanding claim, approximately Skr 239 million.(See Note 3.)

Furthermore, SEK holds two CDOs (first-priority tranches) with end-exposure to the U.S. mortgage market. The rating of one of these assets has been very severely downgraded during the year. The asset has a book value before impairment of Skr 337 million. Based on information presently known, the Company assesses that the asset will not generate cash flow that will cover the Company’s claim. Consequently, SEK has determined to write down the value of the asset with by Skr 56 million. (See Note 3.)

SEK has not made any impairment related to its exposures to Lehman Brothers Group. Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection, SEK has replaced most of the outstanding derivative contracts the company had entered into with Lehman Brothers entities. According to the terms of the contracts, SEK has established Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements have been delivered to the respective counterparties at the start of October. Even though the gross amounts in the different Calculation Statement are considerable, SEK assesses that due to off-setting, the company will not suffer any material costs. The company will not make any provisions. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. SEK has not suffered any replacement cost, instead a significant amount has been paid to SEK. In addition, SEK had entered into some credit default swaps with Lehman Brothers entities. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify to be held without risk cover. As a result SEK has not replaced these credit default swaps. The Calculation Statements include claims for costs related to replacement of these credit default swaps. On closing day SEK has in the balance sheet a USD-denominated debt to the Lehman Brothers group. SEK will await the outcome of the settlement towards the Lehman Brothers group before any allocation of the debt will be done.

Net profit

Net profit amounted to Skr 392.0 million (267.7).

Changes in fair value recognized directly in equity

Changes in fair value recognized directly in equity amounted to Skr -39.7 million (-55.3) after tax, of which Skr -60.7 million (-6.7) was related to available-for-sale securities and Skr 21.0 million   (-48.6) was related to derivatives in cash flow hedges.

Balance sheet

Total assets and liquidity

SEK’s total assets totaled Skr 326.4 billion (y-e: 297.3) at period-end, an increase of 10 percent.

The gross value of certain balance sheet items, which effectively hedge each other, primarily  derivatives (assets or liabilities) and senior securities issued by SEK is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (Note 8)

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 149.5 billion at period-end (y-e: 131.7), which was an increase by 14 percent. Of such amount Skr 131.2 billion (y-e: 109.3) represented credits outstanding, an increase of 20 percent. Of credits outstanding, Skr 9.1 billion (y-e: 8.8) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 30.1 billion (y-e: 45.6) at period-end, a decrease of 34 percent. The decrease in the volume of outstanding offers is due to a higher acceptance than normal of the offers outstanding at year-end, due to the current market situation. Outstanding offers for new credits as of September 30, 2007, amounted to Skr 48.3 billion.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure 62 percent (y-e: 65) were against financial institutions and asset back securities; 22 percent (y-e: 20) were against central governments and government export credit agencies; 6 percent (y-e: 7) were against local and regional authorities; and 10 percent (y-e: 8) were against corporates. SEK’s exposures towards derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements. See table Counterparty Risk Exposures.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at September 30, 2008, was 15.4 percent (y-e: 17.1) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at September 30, 2008 was 9.4 percent (y-e: 8.9), of which the Tier-1-ratio was 7.0 percent (y-e: 6.5). See section Capital adequacy and counterparty risk exposures and Note 14.

Post -balance sheet events

SEK’s exposure to Icelandic banks consists of an exposure to Glitnir Bank amounting to equivalent in Swedish kronor of approximately Skr 480 million (before impairment). On balance day an impairment has been made of SEK:s claim. (See section Recovered credit loss and impairment of financial assets above.)

SEK:s claim in form a CDO, which have been written down on balance day, has on October 6, 2008  been downgraded to “CC” by Standard & Poor’s. The information about downgrading has been included in assessment of the impairment test on the balance day (See section Recovered credit loss and impairment of financial assets above.).

Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection, SEK has replaced most of the outstanding derivative contracts the company had with different units within Lehman Brothers. According to the terms of the contracts, SEK has established Calculation Statements in relation to all of these units within Lehman Brothers. The Calculation Statements have been delivered to the respective counterparty. Even though the gross amounts in the different Calculation Statement are considerable, SEK assesses, among other things due to off-setting, that the company will not suffer any material costs. The company will not make any provisions. (See section Recovered credit loss and impairment of financial assets above).

There is still turbulence on the financial markets. The Swedish Parliament has decided on a stabilization plan. The Swedish Government states in a referral to the Council on Legislation on October 20, 2008, as follows: “The turbulence in the financial markets has contributed to essential difficulties for Swedish corporates’ possibilities to finance their business. The need for corporates to fast get access to capital is by the Government deemed large and it is important to provide Swedish corporates increased possibilities to be able to finance their business. The Government aims to revert as soon as possible with proposals for actions in order to improve the presumptions for corporates’ financing. One example of such an action is to strengthen AB Svensk Exportkredit (SEK) by transferring, for instance, the shares of Venantius AB and other state-owned entities to SEK.”

Income statement

	January-September, 2008		January-September, 2007		January-December, 2007
SEK (exclusive of the S-system) (Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	9,407.4	9,409.5	7,967.4	7,969.4	11,046.8	11,049.3
Interest expenses	-8,427.1	-8,427.6	-7,366.7	-7,367.0	-10,213.7	-10,214.2

Net interest revenues	980.3	981.9	600.7	602.4	833.1	835.1
Commissions earned	24.0	4.2	19.6	2.7	31.6	4.3
Commissions incurred	-14.0	-10.5	-13.9	-12.6	-19.1	-17.6
Net results of financial transactions (Note 2)	118.5	118.5	-22.4	-22.4	-24.3	-24.3
Other operating income	0.1	4.2	1.1	2.3	0.3	2.8
Operating income	1,108.9	1,098.3	585.1	572.4	821.6	800.3
Administrative expenses	-244.6	-227.1	-191.9	-179.6	-284.0	-265.5
Depreciations and amortizations of non-financial assets	-16.5	-14.4	-21.1	-20.4	-30.2	-27.4
Other operating expenses	-0.5	0.0	-0.3	0.2	-0.5	0.2
Recovered credit loss (Note 3)	4.5	4.5	—	—	—	—
Impairment of financial assets (Note 3)	-295.0	-295.0	—	—	—	—
Operating profit	556.8	566.3	371.8	372.6	506.9	507.6

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	0.3
Taxes (Note 4)	-164.8	-166.5	-104.1	-104.3	-153.9	-153.3
Net profit for the period (after taxes)	392.0	399.8	267.7	268.3	353.0	354.6

Earnings per share, Skr (Note 5)	396		270		357

Quarterly breakdown of income statements in summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	July- September, 2008	April- June, 2008	January-March, 2008	October- December, 2007	July- September, 2007	April- June, 2007	January- March, 2007
Net interest revenues	415.7	339.0	225.6	232.4	206.6	193.5	200.6
Net result of financial transactions	47.6	56.6	14.3	-1.9	-31.5	-18.9	28.0
Other operating revenues	6.1	10.4	7.6	11.2	6.3	7.4	7.0
Other operating expenses	-88.0	-101.7	-85.9	-106.6	-75.2	-76.9	-75.1
Recovered credit loss	4.1	0.4	—	—	—	—	—
Impairment of financial assets	-295.0	—	—	—	—	—	—

Operating profit	90.5	304.7	161.6	135.1	106.2	105.1	160.5

Taxes	-28.6	-88.2	-48.0	-49.8	-29.8	-29.1	-45.2
Net profit for the period (after tax)	61.9	216.5	113.6	85.3	76.4	76.0	115.3

Earnings per share (Note 5)	63	218	115	86	77	77	116

Balance sheets

BALANCE SHEETS

	September 30, 2008		December 31, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 6, 7)	3,944.1	3,944.1	1,857.9	1,857.9
Other interest-bearing securities except credits (Note 6, 7)	139,683.9	139,734.6	147,850.8	147,850.8
Credits in the form of interest-bearing securities (Note 6, 7)	54,441.9	54,441.9	45,983.7	45,983.7
Credits to credit institutions (Note 6, 7, 9)	37,701.3	37,698.4	24,812.6	24,808.5
Credits to the public (Note 6, 7, 9)	53,278.6	53,278.6	48,702.0	48,702.0
Derivatives (Note 7, 8)	30,569.7	30,569.7	20,326.5	20,326.5
Shares in subsidiaries	n.a.	120.3	n.a.	120.2
Property, plant, equipment and intangible assets	132.2	23.4	144.0	33.1
Other assets	1,407.6	1,494.7	2,289.7	2,376.4
Prepaid expenses and accrued revenues	5,224.8	5,221.3	5,292.0	5,288.5
Total assets (Note 7)	326,384.1	326,527.0	297,259.2	297,347.6

LIABILITIES, ALLOCATIONS AND EQUITY

Borrowing from credit institutions (Note 7)	9,280.1	9,290.1	2,064.1	2,074.1
Borrowing from the public (Note 7)	202.1	205.0	42.7	45.6
Senior securities issued (Note 7)	272,124.6	272,124.6	267,345.6	267,345.6
Derivatives (Note 7, 8)	25,983.0	25,983.0	13,175.4	13,175.4
Other liabilities	5,694.0	5,760.6	1,923.0	1,942.4
Accrued expenses and prepaid revenues	4,529.0	4,527.5	4,761.3	4,760.2
Deferred tax liabilities	394.6	37.3	394.6	37.3
Provisions	15.6	15.6	16.1	16.1
Subordinated securities issued (Note 7)	3,312.3	3,312.3	3,039.9	3,039.9

Total liabilities and allocations	321,535.3	321,256.0	292,762.7	292,436.6

Untaxed reserves	n.a.	1,273.9	n.a.	1,273.9

Share capital	990.0	990.0	990.0	990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Fair value reserves	-208.2	-208.2	-168.5	-168.5
Retained earnings	3,675.0	2,617.5	3,322.0	2,263.0
Net profit for the period	392.0	399.8	353.0	354.6
Total equity (Note 10)	4,848.8	3,997.1	4,496.5	3,637.1
Total liabilities, allocations and equity	326,384.1	326,527.0	297,259.2	297,347.6

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities Subject to lending	307.6	307.6	255.1	255.1

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	18,293.0	18,293.0	22,454.2	22,454.2

Statements of recognized income and expenses

Consolidated Group

	January-	January-	January-
(Skr mn)	September, 2008	September, 2007	December, 2007
Net profit for the period	392.0	267.7	353.0
Changes in fair value recognized directly in equity:
for available-for-sale securities	-84.1	-9.3	-89.3
for derivatives in cash flow hedges	29.1	-67.5	-59.6
tax effect	15.3	21.5	41.7
Total changes in fair value recognized directly in equity	-39.7	-55.3	-107.2
Total recognized income and expenses for the period (Note 10)	352.3	212.4	245.8

Note 10 shows the reconciliation between the opening and closing balance regarding the components of equity.

Statements of cashflows, summary

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2008		January-September, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	6,100.5	6,101.7	-23,409.3	-23,411.3
Net cash used in(-)/provided by(+) investing activities	-4.7	-4.8	-2.9	-2.9
Net cash used in(-)/provided by(+) financing activities	-1,362.3	-1,362.3	27,186.5	27,186.5
Net decrease (-)/increase(+) in cash and cash equivalents (Note 13)	4,733.5	4,734.6	3,774.3	3,772.3

Net decrease(-)/increase(+) in cash and cash equivalents(Note 13)	4,733.5	4,734.6	3,774.3	3,772.3
Cash and cash equivalents at beginning of year	10,211.5	10,207.4	4,094.8	4,094.2
Cash and cash equivalents at end of period	14,945.0	14,942.0	7,869.1	7,866.5

Capital adequacy and counterparty risk exposures

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of September 30, 2008 was 15.4 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2008 was 9.4 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7,0 percent (6.5 percent as of December 31, 2007). For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. The increased capital adequacy is mainly due to the relieve in the transitional rules during 2008 compared to 2007 (see Note 14).

For further information on capital adequacy, risks and the transition to Basel-II, see note 14 and section Risk and Capital Management in SEK:s Annual Report 2007.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed – with the intention of simplifying comparisons with previous reports – also as amounts corresponding to risk-weighted assets multiplied by the factor 0.08. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2008 not be less than 90 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
	September 30 , 2008		December 31, 2007		September 30 , 2008		December 31, 2007
		Required		Required		Required		Required
(Skr mn)	Weighted Claims	Capital	Weighted Claims	Capital	Weighted Claims	Capital	Weighted Claims	Capital
Credit Risk Standardised Method	558	45	391	31	558	45	391	31
Credit Risk IRB Method	49,031	3,922	37,370	2,990	49,044	3,923	37,379	2,990
Trading Book Risks	—	—	3,743	299	—	—	3,743	299
Currency Exchange Risks	—	—	—		—	—	—	—
Operational Risk	1,511	121	1,512	121	1,485	119	1,497	120
Total Basel II	51,100	4,088	43,016	3,441	51,087	4,087	43,010	3,440

Basel-I Based Additional requirement	32,183	2,575	39,397	3,152	32,145	2,572	39,401	3,152
Total Basel II inkl. Additional Requirement	83,282	6,663	82,413	6,593	83,232	6,659	82,411	6,592

Total Basel I	92,538	7,403	86,749	6,940	92,475	7,398	86,748	6,940

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	September 30 , 2008	December 31, 2007	September 30 , 2008	December 31, 2007
Primary Capital (Tier-1)	5,798	5,338	5,876	5,409
Supplementary Capital (Tier-2)	2,059	2,003	2,049	1,993
Of which:
Upper Tier-2	1,591	1,544	1,581	1,534
Lower Tier-2	468	459	468	459
Total Capital Base	7,857	7,341	7,925	7,402

Adjusted Tier-1 Capital	6,398	5,938	6,476	6,009
Adjusted Total Capital Base	8,457	7,941	8,525	8,002

(2) Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation.

The Capital Base for September 30, 2008, include net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group				Parent Company
	September 30 , 2008		December 31, 2007		September 30 , 2008		December 31, 2007
(Skr mn)	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy	15,4%	9,4%	17,1%	8,9%	15,5%	9,5%	17,2%	9,0%
Of which:
Rel. To Tier-1	11,3%	7,0%	12,4%	6,5%	11,5%	7,1%	12,6%	6,6%
Rel to suppl capital	4,0%	2,5%	4,7%	2,4%	4,0%	2,5%	4,6%	2,4%
Of which:
Upper Tier-2	3,1%	1,9%	3,6%	1,8%	3,1%	1,9%	3,6%	1,9%
Lower Tier-2	0,9%	0,6%	1,1%	0,6%	0,9%	0,6%	1,0%	0,6%
Adjusted total	16,5%	10,2%	18,5%	9,6%	16,7%	10,2%	18,6%	9,7%
Of which:
Adjusted Tier-1	12,5%	7,7%	13,8%	7,2%	12,7%	7,8%	14,0%	7,3%

Capital Adequacy Quota	1,92	1,18	2,13	1,11	1,94	1,19	2,15	1,12

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

The tables below include amounts of total counterparty risk exposures, calculated with effects related to risk-cover solutions in the form of guarantees as well as credit derivatives taken into account.

Consolidated Group and Parent Company

	Total				Credits & Interestbearing securitites				Derivatives, Undisbursed credits, etc
(Skr billion)	September 30, 2008		December 31, 2007		September 30, 2008		December 31, 2007		September 30, 2008		December 31, 2007
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments (A)	34.2	11	32.8	11	28.3	10	24.5	9	5.9	16	8.3	28
Regional governments	19.6	6	20.5	7	17.5	6	15.3	6	2.1	6	5.2	18
Government export credit
agencies	34.7	11	25.8	9	26.8	10	19.1	7	7.9	22	6.7	23
Financial institutions	153.8	49	145.6	49	136.1	48	138.1	51	17.7	49	7.5	25
Asset backed securities	42.8	13	48.7	16	42.8	15	48.7	18	0.0	0	0.0	0
Corporates	32.9	10	25.0	8	30.2	11	23.2	9	2.7	7	1.8	6
Total	318.0	100	298.4	100	281.7	100	268.9	100	36.3	100	29.5	100

The tables shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearingsecurities and off-balance sheet items.

(A) Includes exposures to the Swedish Export Credits Guarantee Board (EKN)

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover) related to asset-backed securities held. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition. Two of these assets have been downgraded, namely the two CDOs to which the Company has net exposures. These CDOs represent exposures to the U.S. market. Current rating for one of these CDOs are ‘AA’/’B3’ (‘AA’/’Aa2’ as per September 30, 2008) and for the other ‘CC’/’B3’ (‘B-’/’B3’as per September 30, 2008). For all other holdings the rating remains ‘AAA’/’Aaa’.

ASSET-BACKED SECURITIES HELD as of September 30, 2008

Net exposures (Skr mn)

									...of which	...of which	...of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’/’Aaa’	‘AA’/’Aa2’	‘B-’/’B3’
Australia	8,172							8,172	8,172
Belgium	832							832	832
Denmark							544	544	544
France			440		110			550	550
Ireland	1,500						437	1,937	1,937
Italy	1,664							1,664	1,664
Japan			54					54	54
Holland	1,828		125				532	2,485	2,485
Portugal	511							511	511
Spain	2,458		404		684		1,199	4,745	4,745
U.K.	12,926	1,271						14,197	14,197
Sweden				284				284	284
Germany			2,100	85				2,185	2,185
U.S.		489				606	3,569	4,664	4,061	322	281	(A)
Total	29,891	1,760	3,123	369	794	606	6,281	42,824	42,221	322	281

Note (A):  This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during the year, by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘B3’. Due to the dramatic rating downgradings, the Company has analyzed the expected cash flows of the asset. Based on information presently known, the Company has determined to write down the value of the asset by Skr 56 million.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Recovery and impairment
4	Taxes
5	Earnings per share
6	Credits and liquidity
7	Classification of financial assets and liabilities
8	Derivatives
9	Past-due credits
10	Change in equity
11	S-system
12	Segment reporting
13	Definitions of financial highlights
14	Capital adequacy

All counts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles
From 2007 SEK is applying International Financial Reporting Standards (IFRS) as issued by International Accounting Standard Board (IASB) and endorsed by EU.

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report, 2007 with the following exception: A change in the IFRS implemented October 13, 2008, approved by European Union October 15, 2008, gives SEK an option to reclassify assets from the trading portfolio (accounted at fair value) to loans and receivables (accounted as amortized cost).  SEK has determined to use the option, with regard to those certain assets have been illiquid due to the extraordinary market conditions and the Company assesses itself to be able to hold the assets to maturity and there is no need for impairment of the assets in the trading portfolio. Outstanding volume with duration no longer than 2012, as of September 30, 2008, amounting to Skr 7.8 billion. The impact on the result of such reclassification was for the nine-month period January-September 2008 avoiding negative earnings effects of Skr 44 million before tax.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation; financial liabilities at fair value through profit or loss and other liabilities.

Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 7.

With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities. Furthermore, a part of those financial assets that during earlier regulations have been classified as trading portfolio securities are still left in this category (held for trading). Certain financial assets that during earlier regulations were classified as trading portfolio securities are however, in the opening balance according to IFRS, classified as loans and receivables, depending on a change in the purpose of the securities holding. Reclassification of assets in the trading portfolio is according to IFRS only possible to do at one occasion, i.e. when the opening balance, according to IFRS, is established.  The current assets are securitized assets

Transactions in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives are hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity.  However, in the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied.

Fair value hedge accounting can be applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging.

In some instances, cash flow hedge accounting has been applicable in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly to equity.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity, the accumulated changes are reported as changes in fair value recognized directly in equity.

SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items; share capital; fair value reserves; retained earnings; and net profit for the period. Fair value reserves consist of the following items; fund for fair value (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges). Retained earnings include legal reserve and after-tax portion of untaxed reserves.

Note 2 Net results of financial transactions

	Jan - Sep,	Jan - Sep,	Jan - Dec,
	2008	2007	2007
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities (1)	-34.2	-33.8	-38.4
Currency exchange effects	2.3	-0.6	-0.7
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	-31.9	-34.4	-39.1

Realized results of repurchased debt, etc.	57.6	36.2	41.5
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	25.7	1.8	2.4

Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	92.8	-24.2	-26.7
Total net results of financial transactions	118.5	-22.4	-24.3

(1) Reclassification has been done of assets earlier accounted at fair value in the trading portfolio to the categories loans and receivables.

Note 3 Recovery and impairment

	Jan - Sep,	Jan - Sep,	Jan - Dec
	2008	2007	2007

Recovery of impaired receivable	4,5	—	—
Total recovery	4,5	—	—

Write-down of impaired financial assets (1), (2)	-295,0	—	—
Total write-down	-295,0	—	—

(1) Impairment has been done of Skr 239 million (—) of an exposure against Glitnir Bank. The asset has a book value before write-down of Skr 482 million. Based on uncertainty of how the Icelandic Government will deal with foreign creditors and the financial position of Glitnir Bank, the Company has determined to write-down the value of the asset with 50 percent. Reported impairment is, after discounting, to present value.

(2) Impairment has been done of Skr 56 million (—). SEK have two assets in form of CDOs (first-priority-tranches) with end-exposure to the U.S. market. The rating of one these has been downgraded very severely during the year. The asset has a book value before impairment of Skr 337 million. Based on information presently known, the Company makes the assessment that the asset will not generate cash flow enough to cover the Company’s claim. Consequently, SEK has determined to write-down the value of the asset with Skr 56 million. Reported impairment is, after discounting, to present value.

Note 4 Taxes
The tax is calculated as an expected tax rate for the full year.

Note 5 Earnings per share
Earnings per share: Net profit for the period divided by the number of shares.

Note 6 Credits and liquidity
SEK considers that credits in the form of interest-bearing securities is a part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repose are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

Credits:

	September 30, 2008	December 31, 2007

Credits in the form of interest-bearing securities	54,441.9	45,983.7
Credits to credit institutions	37,701.3	24,812.6
Credits to the public	53,278.6	48,702.0
Less:
Deposits, nostro and repos	-14,970.4	-10,211.5
Total credits	130,451.4	109,286.8

Liquidity:

	September 30, 2008	December 31, 2007

Treasuries/Government bonds	3,944.1	1,857.9
Other interest-bearing securities except credits	139,683.9	147,850.8
Deposits, nostro and repos	14,970.4	10,211.5
Total liquidity	158,598.4	159,920.2

Note 7 Classification of financial assets and liabilities

Financial assets by accounting category:

	September 30, 2008
		Assets at	Available-	Loans and
	Total	fair value (1)	for-sale (2)	receivables (3)

Treasuries/government bonds	3,944.1	1,466.2		2,477.9
Other interest-bearing securities except credits	139,683.9	7,220.1	7,231.5	125,232.3
Credits in the form of interest-bearing securities	54,441.9	4,389.8	4,116.2	45,935.9
Credits to credit institutions	37,701.3	5,416.0		32,285.3
Credits to the public	53,278.6			53,278.6
Derivatives	30,569.7	30,569.7
Total financial assets	319,619.5	49,061.8	11,347.7	259,210.0

(1) Reclassification has been done of assets earlier accounted at fair value in the trading portfolio to the categories loans- and receivables.

Reclassification financial assets:

	September 30, 2008			July 1, 2008
	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,774.9	7,765.3	7,727.3	7,351.9	7,351.9

(2) Of assets available-for-sale approximately 20% are subject to fair value hedge accounting.

(3) Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	September 30, 2008
			Other
		Liabilities at	financial
	Total	fair value	liabilities (4)

Borrowing from credit institutions	9,280.1	3,775.2	5,504.9
Borrowing from the public	202.1		202.1
Senior securities issued	272,124.6	141,359.7	130,764.9
Derivatives	25,983.0	25,983.0
Subordinated securities issued	3,312.3		3,312.3
Total financial liabilities	310,902.1	171,117.9	139,784.2

(4) Of other financial liabilities approximately 77% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2007
		Assets at	Available-	Loans and
	Total	fair value	for-sale (5)	receivables (6)

Treasuries/government bonds	1,857.9	1,430.4		427.5
Other interest-bearing securities except credits	147,850.7	22,301.2	8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8	3,006.3	2,727.5	40,250.0
Credits to credit institutions	24,812.6			24,812.6
Credits to the public	48,702.0			48,702.0
Derivatives	20,326.5	20,326.5
Total financial assets	289,533.5	47,064.4	10,765.8	231,703.3

(5) Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.

(6) Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2007
			Other
		Liabilities at	financial
	Total	fair value	liabilities (7)

Borrowing from credit institutions	2,064.1		2,064.1
Borrowing from the public	42.7		42.7
Senior securities issued	267,345.6	118,502.9	148,842.7
Derivatives	13,175.4	13,175.4
Subordinated securities issued	3,039.9		3,039.9
Total financial liabilities	285,667.7	131,678.3	153,989.4

(7) Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

The amount of total assets as of September 30, 2008, Skr 326.4 billion, was approximately Skr 15.1 billion higher than it would have been if the currency exchange rates as of December 31, 2007, had been unchanged. During the nine-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 28.7 billion, and net increase of own debt repurchased amounted to approximately Skr 4.8 billion.

Note 8 Derivatives

Derivative instruments by categories:

	September 30, 2008			December 31, 2007
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	14,962.5	6,312.9	262,169.0	5,847.2	5,289.5	238,221.4
Interest rate related contracts	13,696.7	6,184.2	200,416.0	9,607.5	3,077.9	211,850.3
Equity related contracts	1,306.9	12,924.2	63,482.3	4,574.6	4,011.9	45,901.3
Contracts rel. to commodities, credit risk, etc.,	603.6	561.7	31,544.3	297.2	796.1	36,807.7
Total derivatives	30,569.7	25,983.0	557,611.6	20,326.5	13,175.4	532,780.7

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of exactly matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item (asset or liability) always is exactly mirrored of an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Counterparty Risk Exposures for amounts of risk exposures related to derivatives, etc.

Note 9 Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 3.7 million (y-e: 5.6). The principal amount not past due on such credits was Skr 3.3 million (y-e: 23.1). All past-due credits are secured with sufficient guarantees.

Note 10 Change in equity

January - September, 2008

			Reserves
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,496.5	990.0	-86.7	-81.8	3,675.0
Net profit for the period	392.0					392.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	-84.1			-84.1
Derivatives in cash flow hedges	29.1		29.1
Tax effect	15.3		-8.1	23.4
Closing balance of equity	4,848.8	990.0	-65.7	-142.5	3,675.0	392.0

January - September, 2007

			Reserves
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	267.7					267.7
Changes in fair value recognized directly in equity:
Available-for-sale securities	-9.3			-9.3
Derivatives in cash flow hedges	-67.5		-67.5
Tax effect	21.5		18.9	2.6
Closing balance of equity	4,463.1	990.0	-92.4	-24.2	3,322.0	267.7

January - December, 2007

			Reserves
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	353.0					353.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	-89.3			-89.3
Derivatives in cash flow hedges	-59.6		-59.6
Tax effect	41.7		16.7	25.0
Closing balance of equity	4,496.5	990.0	-86.7	-81.8	3,322.0	353.0

(1) 640,000 A-shares and 350,000 B-shares at a quote value amount of Skr 1,000 each.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Note 11 S-system

Pursuant to an agreement between SEK hand the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the 2007 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement, Skr 15.9 million (17.9), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan - Sep,	Jan - Sep,	Jan - Dec,
	2008	2007	2007
Operating income	83.8	-20.9	-13.1
Remuneration to SEK	-15.9	-17.9	-29.8
Reimbursement from the State	-67.9	38.8	42.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	Sep 30, 2008	Dec 31, 2007
Credits	9,119.9	8,831.3
Derivatives	20.0	17.3
Other assets	130.1	233.8
Total assets	9,270.0	9,082.4

Liabilities	9,119.3	9,023.6
Derivatives	150.7	58.8
Equity	—	—
Total liabilities and equity	9,270.0	9,082.4

Note 12 Segment Reporting

In accordance with the definition in IAS 14 SEK has the following three business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Segment revenue represents less than 10 percent of the total revenues, and is therefore not separately disclosed.

Note 13 Definitions of the financial highlights

(1)

Core Earnings, i.e. profit exclusive of fair value changes according to IFRS. Fair value changes according to IFRS relates to fair value changes to financial assets except held-for-trading securities, financial liabilities and, to derivatives related to these assets. (See Note 2)

(2)

Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3)	Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS.

(4)	Translated at the September 30, 2008, exchange rate of Skr 6.78 per USD. New borrowings are translated at current exchange rates.

(5)

Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted assets in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a percentage of risk weighted assets.

(6)

Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted assets in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (2006:1372) on implementation of the law on capital adequacy and large exposures (2006:1371).

(7)	Cash and cash equivalents represents short term, liquid instruments wich immediately can be converted into cash and where the amount is known in advance.

The definitions of other Financial Highlights are included in 2007 Annual Report, Note 30.

Note 14 Capital adequacy

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework which have been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks. The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement determines, primarily, based on the new, more risk sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007–2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules – however, reduced to 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations. SEK is such a company.

Capital requirement and capital base

Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a god margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel-II, Pillar 1, as of September 30, 2008 was 15.4 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules – which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risksensitive, regulations – the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2008 was 9.4 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7.0 percent (6.5 percent as of December 31, 2007).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 6.0 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire.

In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of September 30, 2008, such technically calculated amount was Skr 81 million. Half such amount reduces the core capital, and half reduces the supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, October 31, 2008

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Member of the Board

Pirkko Juntti Member of the Board	Helena Levander Member of the Board	Bo Netz Member of the Board

Jan Roxendal Member of the Board	Harald Sandberg Member of the Board	Risto Silander Member of the Board

Peter Yngwe President

Auditor Review Report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

I have reviewed this Interim Report for AB Swedish Export Credit Corporation as of September 30, 2008 and the nine-month period ending the same date. The Board of Directors and the President are responsible for the preparation and presentation of this Interim Report in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. My responsibility is to express a conclusion on this Interim Report, based on my review.

Scope of review

I conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusions

Based on my review, nothing has come to my attention that causes me to believe that this Interim Report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies for the Consolidated Group, and in accordance with Swedish Act on Annual Accounts for Credit Institutions and Securities Companies for the Parent Company.

Stockholm, October 31, 2008

Jan Birgerson

Authorized Public Accountant

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events .Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit /

Swedish Export Credit Corporation (publ)

Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm

Telephone: +46 (0)8-613 83 00, Fax: +46 (0)8-20 38 94

E-mail: info@sek.se, Swift address: SEKXSESS, www.sek.se

SEK – Representative Office in Finland

Eteläesplanadi 24 A, 5th floor, Helsinki, Finland

Telephone: +358 400 601 553, Fax: +358 934 876 086

E-mail: info.finland@sek.se, www.sek.se